50
3-22-04

04003791

Vf 3-12-04

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 1 2004 158

SEC FILE NUMBER
8- 47828

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Vista Financial Services Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

85 Executive Parkway, Suite 400
(No. and Street)

Hudson (City) | Ohio (State) | 44236 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Harold Hopkins | 330-655-2868 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hobe & Lucas Certified Public Accountants, Inc.
(Name – *if individual, state last, first, middle name*)

4807 Rockside Rd., Ste. 510 (Address) | Independence (City) | Ohio (State) | 44131 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DB 3/22

OATH OR AFFIRMATION

I, Linda Hopkins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vista Financial Services, as of Feb 16, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Linda Hopkins
Signature

President
Title

Connie Rae Duber 2-16-04
Connie Rae Duber Notary Public comm Expires 04/25/04

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VISTA FINANCIAL SERVICES CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL AUDIT REPORT

For the Period From January 1, 2003 to December 31, 2003

Vista Financial Services Corporation
(Name of Respondent)

85 Executive Parkway, Suite 400
Hudson, OH 44236
(Address of Principal Executive Office)

Linda Hopkins
Vista Financial Services Corporation
Hudson, OH 44236
(330) 655-2686
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

VISTA FINANCIAL SERVICES CORPORATION

DECEMBER 31, 2003

TABLE OF CONTENTS

Hobe & Lucas
CERTIFIED PUBLIC ACCOUNTANTS, INC.

4807 Rockside Road
Suite 510
Independence, Ohio 44131
Tel: (216) 524-8900
Fax: (216) 524-8777

INDEPENDENT AUDITORS' REPORT

To The Board of Directors
Vista Financial Services Corporation

We have audited the accompanying statements of financial condition of Vista Financial Services Corporation (A wholly-owned subsidiary of Vista Financial Group, Inc.) as of December 31, 2003, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts of and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vista Financial Services Corporation as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV and V is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information, has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relations to the basic financial statements taken as a whole.

Hobe & Lucas CPA's, Inc.

February 16, 2004

VISTA FINANCIAL SERVICES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Current Assets		
Cash and cash equivalents	$ 67,234	
Commissions receivable	6,219	
Deposit at clearing organization	5,003	
Other asset	3,300	$ 81,756
Property and Equipment		
Furniture and fixtures	45,766	
Leasehold improvement	8,817	
	54,583	
Accumulated depreciation	50,048	4,535
Other Asset		
Intangible asset		2,028
		$ 88,319

LIABILITIES AND SHAREHOLDER'S EQUITY

Current Liabilities		
Accounts payable and accrued expenses		$ 37,183
Shareholder's Equity		
$100 - par value; 850 shares authorized, 250 shares issued and outstanding	$ 25,000	
Additional paid-in capital	147,794	
Accumulated deficit	(121,658)	51,136
		$ 88,319

The accompanying notes are an integral part of these financial statements.

VISTA FINANCIAL SERVICES CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenue		$ 350,434
Expenses		
Salaries	$ 213,521	
Payroll taxes	18,888	
Fees and licenses	13,024	
Commissions	75,631	
Insurance	10,560	
Rent	29,410	
Legal and professional	6,916	
Office supplies	16,542	
Utilities	9,639	
Depreciation and amortization	3,721	
Management fees - parent	158,286	
Miscellaneous	3,367	559,505
Loss From Operations		(209,071)
Other Income		
Interest income	245	
Miscellaneous income	555	800
Loss Before Recovery of Income Taxes		(208,271)
Recovery of Income Taxes		27,154
Net Loss		$ (181,117)

The accompanying notes are an integral part of these financial statements.

VISTA FINANCIAL SERVICES CORPORATION
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Shares	Common Stock	Additional Paid-In Capital	Accumulated Deficit
BALANCE - DECEMBER 31, 2002	250	$ 25,000	$ 147,794	$ 59,459
NET LOSS				(181,117)
BALANCE - DECEMBER 31, 2003	250	$ 25,000	$ 147,794	$ (121,658)

The accompanying notes are an integral part of these financial statements.

VISTA FINANCIAL SERVICES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash Flows Used In Operating Activities	
Net loss	$ (181,117)
Depreciation and amortization	3,367
Adjustments to reconcile net loss to net cash provided from operating activities:	
Change in cash caused by changes in operating items:	
Receivables	138,726
Accounts payable and accrued expenses	(14,816)
Net Cash Used Provided By Operations	(53,840)
Cash and Cash Equivalent - Beginning of Year	121,074
Cash and Cash Equivalent - End of Year	$ 67,234

The accompanying notes are an integral part of these financial statements.

VISTA FINANCIAL SERVICES CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Operations
Vista Financial Services Corporation (the "Company"), is a wholly-owned subsidiary of Vista Financial Group, Inc. (the "Parent"). The Company is a broker/dealer in securities and is strictly controlled by the industry rules developed through the Securities Exchange Act of 1934 and the rules and regulations of the National Association of Securities Dealers.

Cash and Cash Equivalents
Investments in the money market fund are classified as cash equivalents.

The Company's cash is held in accounts with balances which may exceed the amount of related Federal insurance.

Use of Accounting Methods
Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from estimates that were used.

NOTE 2 - NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2003, the Company's net capital was $40,028, which was $35,028 more than minimum required net capital. At December 31, 2003, the Company's ratio of aggregate indebtedness to net capital was 93%.

NOTE 3 - INCOME TAXES

The results of the Company's operations are included in the consolidated tax returns filed by the Parent. Federal income taxes are calculated as if the companies filed an a separate return basis, and the amount of current and deferred taxes payable or fundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is provided by use of the straight-line method over the estimated useful lives of the assets of approximately 5 years for furniture and equipment of 7 years for leasehold improvement.

NOTE 5 - RELATED PARTY TRANSACTIONS

A significant portion of the Company's expenses are the result of allocations or billings from the Parent and its subsidiaries. For 2003, those expenses totaled $158,206. The allocation of such costs is based on management's estimate of the Company's proportionate share of related costs. In the opinion of the Company's management, such allocations are reasonable. The Company also reimburses the Parent for its proportionate share of rent and utilities.

VISTA FINANCIAL SERVICES CORPORATON

SUPPLEMENTAL FINANCIAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2003

VISTA FINANCIAL SERVICES CORPORATION
SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
DECEMBER 31, 2003

Net Capital	
Total shareholder's equity from statement of financial condition	$ 51,136
Deductions and/or charges:	
Nonallowable assets - other assets	9,863
Net capital before haircuts on security positions	41,273
Haircuts on money market instruments {computed pursuant to Rule 15c3-1(f)}	1,245
Net Capital	$ 40,028
Computations of Aggregate Indebtedness - Total Liabilities From Statement of Financial Condition	$ 37,183
Computation of Basic Net Capital Requirement - 6 2/3% of Aggregate Indebtedness	$ 2,479
Minimum Required Net Capital	$ 5,000
Net Capital Requirement	$ 5,000
Excess Net Capital	$ 35,028
Percentage of Aggregate Indebtedness to Net Capital	93%
Excess Net Capital at 1,000 Percent	$ 37,555
Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of December 31, 2003)	
Net capital, as reported in Company's Part II (unaudited) Focus Report	$ 40,028
Change in allowable assets	-0-
Net capital per above	$ 40,028

VISTA FINANCIAL SERVICES CORPORATION
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
DECEMBER 31, 2003

Credit Items	
Free credit balances and other credit balances in customers' security accounts	$ -0-
Monies borrowed against customers' securities carried for the accounts of customers	-0-
Monies payable against customers' securities loaned	-0-
Customers' securities failed-to-receive	-0-
Credit balances in firm accounts which are attributable to principal sales to customers	-0-
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days.	-0-
Other	-0-
Total credits	$ -0-
Debit Items	
Debit balances in customers' cash and margin accounts	$ -0-
Securities borrowed to effectuate short sales by customers or to make delivery on customers' securities failed to receive	-0-
Failed to deliver of customers' securities not older than 30 calendar days	-0-
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts	-0-
Total debts	$ -0-
Excess of total credits over total debits	$ -0-
If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits.	$ -0-
Amount held on deposit in "Reserve Bank Account," including value of qualified securities, at end of reporting period.	$ -0-

VISTA FINANCIAL SERVICES CORPORATION
SCHEDULE III - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2003

Market valuation and number of items:

1. Customers' fully paid securities and excess margin securities not in the Company's possession or control as of December 31, 2003 (for which instructions to reduce to possession or control had been issued) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3.	$ -0-
A. Number of items.	-0-
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2003, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ -0-
A. Number of items.	-0-

VISTA FINANCIAL SERVICES CORPORATION
SCHEDULE IV - RECONCILIATION OF COMPUTATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2003

There were no material difference in the aggregate amount or individual amounts between the net capital and aggregate debit items reported in these financial statements and the net capital and aggregate debit items reported in the Company's December 31, 2003 amended unaudited Form X-17a-5, Part II filed on February 23, 2004

VISTA FINANCIAL SERVICES CORPORATION
SCHEDULE V
RECONCILIATION OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2003

There were no material differences in the aggregate amount of individual amounts between the excess of total debits over total credits reported in these financial statements and the excess of total debits over total credits reported in the Company's December 31, 2003 amended unaudited Form X-17a-5, Part II filed on February 23, 2004.

Hobe & Lucas
CERTIFIED PUBLIC ACCOUNTANTS, INC.

4807 Rockside Road
Suite 510
Independence, Ohio 44131
Tel: (216) 524-8900
Fax: (216) 524-8777

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS' ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors
Vista Financial Services Corporation
Hudson, Ohio

In planning and performing our audit of the financial statements and supplemental schedules of Vista Financial Services Corporation (the "Company") as of December 31, 2003, and for the year then ended, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company (including tests of such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error of fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned function. However, we noted no matters involving internal control including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Hobe & Lucas CPA's, Inc.

February 16, 2004